Via FedEx and EDGAR

December 16, 2009

Mr. Terence O’Brien

Accounting Branch Chief

United State Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

RE:           Curtiss-Wright Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-00134

Dear Mr. O’Brien:

We are responding to your comment letter dated December 1, 2009 to Martin R. Benante, Chief Executive Officer of Curtiss-Wright Corporation relating to the above document.

For ease of response, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Flow Control, page 5

1.
We note from pages 10, 13, and 15 that none of your business segments experience seasonality.  However, on page 19, under the risk factor entitled “our operating results are subject to fluctuations, “ you indicate that your [d]efense industry procurement involves seasonality…and as a result [y]our annual and quarterly operating results may fluctuate.”  Please reconcile your disclosure.

Response

We acknowledge the Staff’s comments.  We do not view our business as seasonal in nature.  However, our business, like all businesses, is subject to varying degrees of economic cyclicality. The cyclicality that our business experiences in the defense industry is substantially addressed through the risk factors entitled “A substantial portion of our revenues and earnings depends upon the continued willingness of the U.S. Government and other customers in the defense industry to buy our products and services.”, p. 18; “As a U.S. Government contractor, we are subject to a number of procurement rules and regulations.”, p. 18; and “U.S. Government Procurement may adversely affect our cash flow or program profitability.”, p. 19.

In future filings commencing with our 2009 Form 10-K, we will change our references of seasonality to cyclicality in our risk factors and other applicable areas as required.

Other Information, page 15

Patents, page 16

2.
We note from your statement that you “do not consider the successful conduct of [y]our business or business segments to be materially dependent upon the protection of any one of the patents, patent applications, or patent license agreements under which [you] now operate.” Please disclose the duration of your intellectual property rights and clarify whether the expiration of any group of patents, license agreements, or patent applications may have a material impact on your business.  See Item 101(c)(1)(iv) of Regulation S-K.

Response

We acknowledge the Staff’s comments.  We note that Item 101(c) of Regulation S-K provides in pertinent part  “To the extent material to an understanding of the registrants’ business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1)(i) through (x) of this section.” The Company has conducted a review of the patents, patent applications or patent license agreements held by each of our business segments and has concluded that no single or group of patents, patent applications or patent license agreements is or are material to the Company’s operations so as to meet the requirements for discussion under Item (c)(1)(iv) of Regulation S-K.

 Item 1A. Risk Factors, page 18

3.
We note the statement in the introductory paragraph that the risks you describe are not the only ones you face.  Please disclose all known material risks, and remove all language suggesting that there may be other significant risks.

Response

We acknowledge the Staff’s comments.  In our future filings commencing with our 2009 Form 10-K, we will disclose that we have disclosed all known material risks of the business; however, with regards to the removal of language suggesting that there may be other significant risks, we will modify such language to indicate that the list is not all inclusive and that there are possible remote risks with our business that although remote could have a significant impact to our operations.

Item 5. Market for the Registrant’s Common Equity and Related..., page 27

Securities Authorized for Issuance Under Equity Compensation Plans, page 28

4.
Please revise the title of the third column to indicate that it includes the number of securities that remain available for future issuance under the equity compensation plans, rather than only the number of options available there under.  See 201(d) of Regulation S-K.

Response

We acknowledge the Staff’s comments.  In our future Form 10-K filings commencing with our 2009 Form 10-K, we will modify the title of the column to read “Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))”.

Item 9A., Controls and Procedures, page 94

5.
We note your qualification on page 24 under the risk factor entitled “while we believe our control systems are effective…” that “[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance….”  As such, please indicate that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  Alternatively, please remove language from your filings that qualify the design, operation, and effectiveness of your disclosure controls and procedures”

Response

We acknowledge the Staff’s comments.  In our Form 10-K for 2009, we will modify Item 1.A. Risk Factors to remove the risk factor entitled “While we believe our control systems are effective, there are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.” We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Item 15. Exhibits, Financial Statement Schedule , page 96

6.
It appears that you have omitted the schedules and exhibits referenced in your Second Amended and Restated Credit Agreement dated August 10, 2007.  Please re-file this credit agreement, which should include all schedules and exhibits referenced therein.  See Items 601(b)(10) of regulation S-K.

Response

We acknowledge the Staff’s comments.   Prior to filing our 2009 Form 10-K, we intend to file a request for confidential treatment with regards to the exhibits and schedules associated with our credit agreement.  We believe that the public disclosure of these schedules and exhibits constitute confidential business information, the disclosure of which would cause us substantial competitive harm such that we may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4. Controls and Procedures, page 32

7.
We note that your disclosure controls and procedures are effective to the extent set forth under this heading.  However, your disclosure does not provide the full definition of “disclosure controls and procedures”, as defined in Rule 13a-15(e) of the Exchange Act.  Please confirm to us that your disclosure controls and procedures were effective as of December 31, 2008 insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In addition, in future filings please either use the full definition of disclosure of controls and procedures or state that your controls and procedures are effective or ineffective without defining them.

Response

We acknowledge the Staff’s comments.  We hereby confirm that our disclosure controls and procedures were effective as of December 31, 2008 insofar as they are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Further, in our future filings commencing with our 2009 Form 10-K, we will provide the full definition of disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Elements of Compensation, page 10

8.
We note that you target base salaries for your named executive officers between the 50th and 60th percentiles, which may vary “approximately 25% around this targeted range…”  Please indicate where each named executive officer’s actual base salary fell with respect to the targeted range, and explain your reasons for paying any amount outside such range.

Response:
We acknowledge the Staff’s comments. In future filings commencing with our 2010 Definitive Proxy Statement, we will remove the reference to this margin of deviation and will disclose whether a particular executive officer’s salary falls within the targeted compensation range.

9.
Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Executive Compensation Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response:
We acknowledge the Staff’s comments.  In future filings commencing with our 2010 Definitive Proxy Statement, we will expand the analysis of the elements and levels of compensation paid to the named executive officers.  Specifically, we will discuss how the Executive Compensation Committee reviews each element individually, and then collectively evaluates all elements to determine an appropriate total compensation package for each named executive officer.  Our disclosure will further describe how market competitiveness and drivers determine the different levels of compensation (base salary, annual incentive, long-term incentive) and that all named executive officers are treated the same with respect to the factors and considerations applied to determine total compensation.

Disclosure will also be added to provide sufficient quantitative or qualitative disclosure as appropriate with regards to the Executive Compensation Committee’s decision in making specific compensation awards and its view as to how each type of award motivates the executive.

 The disclosure will also describe the reasons why the Executive Compensation Committee believes that the amounts paid to the named executive officers are appropriate in light of the various items it considered in making specific compensation decisions. For example, the Executive Compensation Committee believes that the total amounts paid to each named executive officer in 2009 are appropriate because such amounts were targeted at the 75th percentile of the peer group, and any amount paid in excess of target was because of exceptional above-target performance.

We believe that this expanded disclosure will provide all of the material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive officers in compliance with Instruction 1 to Item 402(b) of Regulation S-K and how we determine the amount for each element to pay in compliance with Item 402(b)(1)(v).

Annual Incentive Compensation, page 11

10.
We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals.  Please clearly indentify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions.  Disclose all previously established goals and discuss how the compensation awarded reflects those goals.  If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.4 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:
We acknowledge the Staff’s comments.  In future filings commencing with our 2010 Definitive Proxy Statement, we will revise our disclosure to disclose all specific items of corporate and individual performance taken into account in setting compensation policies and making compensation decisions, including disclosing all prior year goals and discussing how the incentive compensation payout is determined off the successful completion of those goals, subject to the limitations set forth in our response to Staff comment 12.

11.
Provide a materially complete description of the correlation between performance under the MICP and the payouts actually made to each of your named executive officers in 2008.  Please understand that discussion of the various items of corporate and individual performance that were considered by the Executive Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008.  For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response:
We acknowledge the Staff’s comments. In future filings commencing with our 2010 Definitive Proxy Statement, we believe that the enhanced disclosure as described in the response to Staff comment 9 will provide all the material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive officers payouts under the MICP. In addition, such disclosure will adequately describe how payouts are tied to actual individual and corporate performance reviews completed by the CEO and the Executive Compensation Committee to reflect the named executive officer’s individual performance and/or individual contribution to our performance and how such elements of individual performance and/or contribution are taken into account, in compliance with Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Program, page 12

12.
We note that you grant performance-based restricted stock and award cash-based performance units, which vest or mature based on actual results compared to targeted performance over a three-year performance period.  Please disclose your specific performance targets, and your actual performance results, with respect to each incentive compensation award that has vested or matured.  For example, we note from page 14 that “an LTIP performance unit payout was made on the 2004 performance unit grants covering the period 2005-2007.”  In such case, you should disclose the specific performance goals that applied to this three-year period and your actual performance during that period, and explain how your actual performance resulted in amounts ultimately paid out under the compensation programs.

Response:
We acknowledge the Staff’s comments. We did not disclose our aggregated growth target and return on capital target for the three-year Performance Awards granted in 2008 because of their inherent business sensitivity and the insight they would offer to competitors, customers, suppliers, and vendors into the business plans and objectives of the Company.  We believe these targets constitute confidential business information, the disclosure of which would cause us substantial competitive harm such that we may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K.  In addition, investors and our competitors, customers, suppliers, and vendors are likely to view such disclosures as projections of future Company performance, providing them with information that could readily be used to cause the Company competitive harm and potentially confusing or misleading the market and stockholders.  Additionally, we did not disclose specific financial personal objectives established for each named executive officer since this would provide a specific road map to our competition as to how we intend to meet our growth objectives.   Alternatively, in future filings commencing with our 2010 Definitive Proxy Statement, we will discuss in detail as to how difficult it will be for the named executive officer or how likely it will be for us to achieve any undisclosed target levels or other factors, as required by Instruction 4 to Item 402(b).

Further, in future filings commencing with our 2010 Definitive Proxy Statement, we will provide additional analysis regarding the actual results compared to targeted performance over the three year period for both the performance based restricted stock units and the performance based cash units to include:

•	an analysis of our actual net income compared to our adjustments over the three year period;

•	an analysis of our three year average annual net income as a percent of sales compared to those of our peer group;

•	an analysis of our three year aggregated sales growth and return on capital; and

•	an analysis of our three year performance compared to our established performance goals.

Historical payouts are not available for the long-term performance based restricted stock since 2005 was the first year for this program with 2009 being the first year for payouts. We will also disclose that we do not expect that maximum performance or less than threshold performance would occur very frequently.

13.
Refer to the disclosure regarding stock options, performance-based restricted stock, and time-based restricted stock on page 13.  Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why you structure the program mechanics in the manner you have nor does it address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances.  Please revise.

Response:
We acknowledge the Staff’s comments. In future filings commencing with our 2010 Definitive Proxy Statement, we believe that the enhanced disclosure as described in the responses to Staff comments 9 and 12 will provide all of the material information that is necessary to an understanding of our reasons behind the structuring of the program as well as address the reasons why the actual amounts awarded for these forms of compensation were appropriate under the circumstances.

Summary Compensation Table, page 20

14.
We note footnote (f) to your summary compensation table.  In future filings, please disclose separately the amounts of annual incentive compensation and cash-based performance units that were paid to each of your named executive officers as reflected in the “Non-Equity Incentive Plan Compensation” column.

Response:
We acknowledge the Staff’s comments. In future filings commencing with our 2010 Definitive Proxy Statement, we will disclose separately the amounts of annual incentive compensation and cash-based performance units that were paid to each of our named executive officers as reflected in the “Non-Equity Incentive Plan Compensation” column.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the items addressed in this letter, please contact me at (973) 541-3710, or in my absence, Glenn Coleman at (973) 541-3720.

Very truly yours,

/s/ Glenn E. Tynan
Glenn E. Tynan, VP Finance and
Chief Financial Officer